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EXHIBIT 5 AND EXHIBIT 23(b)



[SKY FINANCIAL GROUP, INC. LETTERHEAD]


April 19, 2001


Sky Financial Group, Inc.
221 S. Church Street
Bowling Green, Ohio 43402


Dear Ladies and Gentlemen:

   I am General Counsel and Secretary of Sky Financial Group, Inc., an Ohio corporation (the "Company"), and in such capacity, I am familiar with (i) the Articles of Incorporation, as amended, and the Code of Regulations, as amended, of the Company; (ii) the Preferred Stock Purchase Rights issuable pursuant to the Shareholder Rights Plan, dated as of July 21, 1998, between Citizens Bancshares, Inc., the Company's predecessor, and The Citizens Banking Company (the "Rights Plan"), (iii) the Form S-8 Registration Statement concurrently being filed with the Securities and Exchange Commission (the "Registration Statement") relating to the offering of shares of the Company's Common Stock, no par value per share, (the "Common Stock") pursuant to the Sky Financial Group, Inc. Second Restatement of the Amended and Restated 1998 Stock Option Plan for Directors and the Sky Financial Group, Inc. 1998 Stock Option Plan for Employees (collectively, the "Sky Option Plans"), and (iv) such other documents, proceedings and matters as I deem necessary to enable me to render the opinion hereinafter expressed.

   Based upon the foregoing, I am of the opinion that (i) the Sky Common Shares, when issued by Sky as contemplated in the Sky Option Plans, will be legally issued, fully paid and nonassessable and (ii) the preferred share purchase rights associated with the Sky Common Shares, when and to the extent issued in accordance with the Rights Plan, will be validly issued.

   I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name whenever it appears in such Registration Statement, as originally filed or as subsequently amended.

Very truly yours,

/s/ W. Granger Souder, Jr.

W. Granger Souder, Jr.